EMCORE Corporation
450 Clark Drive
Budd Lake, NJ 07828

August 7, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Bradley Ecker

Re:	EMCORE Corporation – Registration Statement – Form S-3
File No. 333-281141
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, EMCORE Corporation (the “Registrant”) hereby requests that the above-referenced registration statement on Form S-3 (File No. 333-281141) (the “Registration Statement”) be declared effective on August 9, 2024, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes James J. Masetti of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, to make such request on its behalf. The Registrant hereby also authorizes James J. Masetti of Pillsbury Winthrop Shaw Pittman LLP to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with James J. Masetti of Pillsbury Winthrop Shaw Pittman LLP at (650) 233-4754, or in his absence, Chantele Karim of Pillsbury Winthrop Shaw Pittman LLP at (650) 233-4527.

[Signature Page Follows]

Sincerely,

EMCORE CORPORATION

By:	/s/ Ryan Hochgesang
Ryan Hochgesang
Vice President and General Counsel

cc:	James J. Masetti, Pillsbury Winthrop Shaw Pittman LLP
Chantele Karim, Pillsbury Winthrop Shaw Pittman LLP